Exhibit 99.1

Farmmi Provides CEO Update and Extends Proxy Voting Period to Better Accommodate Shareholders

LISHUI, China, May 10, 2022 – Farmmi, Inc. (“Farmmi” or the “Company”) (NASDAQ: FAMI), an agricultural products supplier in China, today provided a CEO update detailing an extension of the proxy voting period to May 13, 2022 (www.transhare.com/farmmi) to better accommodate shareholders and its progress on the Company’s expectations for increased growth and expanded opportunities. The full text of the CEO letter follows:

May 10, 2022

Dear Shareholders,

Farmmi has continued to make steady progress on our business diversification and growth, as we work to build on the Company’s rich 20 year history. Our brand remains strong and is recognized with customers in the markets we serve worldwide as an industry leading agricultural brand specializing in the production, processing, marketing and research of edible fungi products.

We were not immune to the impact of the global pandemic and ongoing shutdowns in China. But we remained focused on serving our customers as we leveraged investments in our field-to-table supply chain, with our increased capacity, storage and shipping capabilities fortifying our business. Customers appreciated our efforts and ability to reliably deliver the high quality agriculture products they rely on our company for. Our perseverance and commitment to our customers has been rewarded many times over as evidenced by the steady pace of new orders.

Our core business is strong, and we are very positive on the growth prospects over the near and long-term. Demand for our edible fungi continues to grow led by increased adoption by consumers seeking healthy diets without sacrificing flavor. The pandemic has served as an accelerator in many cases with consumers staying home and learning to cook for the first time or seasoned chefs dusting off their pans and re-engaging with their hobby. Both audiences have been demand drivers and are expected to serve as growth drivers to our business as we move through 2022.

While we are positive on the continued growth and success of our core business, we are less satisfied with our pace of expansion in the newer Health and Wellness business. In September 2021, we established four new subsidiaries. Zhejiang Yitang Medical Service Co., Ltd., Zhejiang Yiting Medical Technology Co., Ltd., Farmmi (Hangzhou) Health Development Co., Ltd., and Zhejiang Farmmi Healthcare Technology Co., Ltd. We expect these new subsidiaries to play an important role in our growth as we accelerate development of Farmmi’s new health and wellness business.

The much larger scale of our strategic business plan and ambition was seen in our November 2021 announcement to invest approximately RMB 509 million (approximately US$79.8 million) in another public company serving China’s large and established medical and health industry. This would have been the largest investment in our 20-year history. We had expected the investment would close but it ultimately did not. This does not change our plan to be aggressive or our commitment to diversify. This just means we need another platform to accelerate our multi-year growth opportunities in the segment, which we still view as highly attractive, led by the aging population, which was further amplified by the COVID-19 pandemic.

We are proud of our rigorous approach to M&A and our team’s evaluation of potential targets. Our objective is to ensure the business fits our growth and profitability criteria, targeted return on investment, is aligned with our stated long-term strategy and serves as a platform we can leverage over both the near and long-term. This process takes time, but we believe it will ultimately lead us to the right opportunities, drive our broader expansion and diversification and create significant value for Farmmi and our shareholders over the coming years.

I noted in my last update that Farmmi was in an even stronger position today than at any time in our history. That statement remains true today. With improved financial results, a broader product line, an even stronger balance sheet, and significantly more meaningful long-term growth opportunities, Farmmi is on the right path in the right markets with the right diversification and growth strategy. Importantly, our previous capital raises have given us the strong balance sheet needed to reach many of the goals we have set for the near term.

Extending Proxy Voting Period to May 13, 2022

With all of that said, we appreciate the difficulty the pandemic and stock market decline has posed for our shareholders. We have been listening to your concerns and are fully committed to taking the actions necessary to create greater value for all of our shareholders. This is why we are extending the proxy voting period to May 13, 2022. Shareholders were given the opportunity to vote online, by fax or by email. Some shareholders have expressed the desire to have more time to complete this task. We listened and have extended the proxy vote.

This is an important vote and the outcome will directly impact both the Company and all shareholders. We strongly encourage all shareholders to vote “FOR” the three resolutions. The first two resolutions, which are related to the consolidation in the Company’s outstanding shares, will allow the Company to regain compliance with The Nasdaq Capital Market’s (“Nasdaq”) minimum bid price requirement set forth under Nasdaq Listing Rule 5550(a)(2). The Company was previously granted an additional 180 calendar day period for compliance under its minimum bid price requirement through May 30, 2022. To regain compliance with NASDAQ’s minimum bid price requirement, the closing bid price of the Company's ordinary shares needs to be at least $1.00 per share or greater for at least ten consecutive business days. The deadline for returning to compliance is May 30, 2022.

We have evaluated other options but our management believes the share consolidation is the only way to ensure we will be able to regain compliance with the minimum bid requirement in the required time. If shareholders approve this matter, we will immediately begin the consolidations so that we can meet Nasdaq’s requirement. We believe that the lack of a positive outcome in passing the resolutions being voted on would result in the shares of the Company being delisted by Nasdaq. We do not view that as a positive outcome as it would severely reduce shareholders participation in the Company’s future success. As a result, we ask all shareholders to vote for the resolutions being proposed through email, fax or online at www.transhare.com/farmmi.

While our progress has not yet translated into a higher valuation for our ordinary shares, we are committed to building value for our shareholders and will continue to work tirelessly on your behalf given the opportunity. Our balance sheet is strong, with our balance of net cash well exceeding our market capitalization. We have listened and know this has not been an easy period for shareholders. We appreciate and are thankful for your support and look forward to building a greater future together.

Sincerely,

Ms. Yefang Zhang, Farmmi’s Chairwoman and CEO

About Farmmi, Inc.

Established in 1998, Farmmi Inc. (NASDAQ: FAMI) is an agricultural products supplier, processor and retailer of edible mushrooms like Shiitake and Mu Er, as well as other agricultural products. In addition to its offline sales, Farmmi sells its products direct-to-consumer at http://www.farmmi88.com. For further information about the Company, please visit: http://ir.farmmi.com.cn/.

Forward-Looking Statements

No statement made in this press release should be interpreted as an offer to purchase or sell any security. Such an offer can only be made in accordance with the Securities Act of 1933, as amended, and applicable state securities laws. Certain statements in this press release concerning our future growth prospects are forward-looking statements regarding our future business expectations and intended to qualify for the "safe harbor" under the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding lingering effects of the Covid-19 pandemic on our customer’s businesses and our end purchaser’s disposable income, our ability to raise capital on any particular terms, fulfillment of customer orders, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, our ability to realize revenue from expanded operation and acquired assets in China, our ability to attract and retain skilled professionals, client concentration, industry segment concentration, and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings. These filings are available at www.sec.gov. Farmmi may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of the date of this press release. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

For more information, please contact Investor Relations:

Global IR Partners

David Pasquale

New York Office Phone: +1-914-337-8801

FAMI@Globalirpartners.com